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                                          Filed by: ADC Telecommunications, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                  Commission File No.: 333-33824
                                    Subject Company: PairGain Technologies, Inc.



ADC news release

We urge investors and security holders to read ADC's Registration Statement on Form S-4 and the Prospectus/Proxy Statement of ADC and PairGain relating to the merger transaction described below, when they become available, because they will contain important information. When these and other documents relating to the transaction are filed with the U.S. Securities and Exchange Commission, they may be obtained free at the SEC's web site at HTTP://WWW.SEC.GOV. You may also obtain each of these documents (when they become available) for free from ADC or from PairGain by directing your request to the investor relations contact persons identified below.

FOR IMMEDIATE RELEASE

CONTACTS:
Mark Borman - Investor Relations                     Kim Gower or Robert Price
ADC                                                  PairGain Technologies
612-946-3338                                         714-832-9922

Rob Clark - Public Relations
ADC
612-914-6355

                       ADC AND PAIRGAIN ANNOUNCE THAT THE
         HART-SCOTT-RODINO WAITING PERIOD HAS EXPIRED ON PROPOSED MERGER

MINNEAPOLIS / TUSTIN, CALIF. - MAY 8, 2000 - ADC (Nasdaq: ADCT, WWW.ADC.COM), a leading global supplier of network equipment, software and integration services for broadband, multiservice networks, and PairGain Technologies, Inc. (Nasdaq:
PAIR, WWW.PAIRGAIN.COM), a leader in the design, manufacture, marketing and sale of digital subscriber line (DSL) networking systems, today announced that the Hart-Scott-Rodino waiting period of their proposed merger expired on May 5, 2000.

Under the terms of the agreement announced on February 23, 2000, each share of PairGain's common stock will be converted into 0.43 share of ADC common stock with a fixed exchange ratio. The proposed transaction is expected to be completed during ADC's third fiscal quarter, which ends July 31, 2000, and is intended to be accounted for by ADC as a pooling of interests and to be treated as a tax-free reorganization for U.S. federal income tax purposes. Closing of the proposed transaction is subject to the approval of PairGain's stockholders and other customary conditions.

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ADC AND PAIRGAIN MERGER - PAGE 2 OF 2


ABOUT ADC
ADC Telecommunications, Inc. is a leading global supplier of network equipment, software and integration services for broadband, multiservice networks that deliver data, video and voice communications over telephone, cable television, Internet, broadcast, wireless and enterprise networks. ADC's broadband, multiservice network solutions enable local access, high-speed transmission and software management of communications services from service providers to consumers and businesses over fiber-optic, copper, coaxial and wireless media. Headquartered in Minneapolis, Minnesota, ADC has approximately 14,400 employees around the world and annual sales of $2.1 billion. ADC's stock is included in the Standard & Poor's 500 Index and the Nasdaq-100 Index. For additional information, visit our Web site at WWW.ADC.COM.

ABOUT PAIRGAIN TECHNOLOGIES
PairGain Technologies, Inc. is the leader in the design, manufacture, marketing and sale of DSL networking systems. Service providers and private network operators worldwide use PairGain's products to deploy DSL-based services such as high-speed Internet, remote LAN access and enterprise LAN extension. Additional information about PairGain is available on the Internet at WWW.PAIRGAIN.COM.


CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 Any forward-looking statements contained herein reflect management's current expectations or beliefs. ADC Telecommunications cautions readers that future actual results could differ materially from those in forward-looking statements depending on the outcome of certain factors, including the risks and uncertainties identified in Exhibit 99-a to ADC's Report on Form 10-K for the fiscal year ended October 31, 1999. PairGain Technologies cautions readers that future actual results could differ materially from those in forward-looking statements depending on the outcome of certain factors, including the risks and uncertainties identified in PairGain's periodic Form 10-Q and Form 10-K filings with the Securities and Exchange Commission.